UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Big Dog Holdings, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

089128-10-2

(CUSIP Number)

Fred Kayne
c/o Fortune Financial
1800 Avenue of the Stars, Suite 310
Los Angeles, California 90067
(310) 591-0322

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 089128-10-2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fred Kayne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,603,297

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,502,500

	10.	Shared Dispositive Power 100,797

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,603,297

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Kayne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,797

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,797

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (collectively, the “Shares”), of Big Dog Holdings, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 121 Gray Avenue, Suite 300, Santa Barbara, California 93101.

Item 2.	Identity and Background
(a) This statement is filed by (1) Fred Kayne and (2) Jerry Kayne. Fred Kayne and Jerry Kayne are hereafter referred to individually as a “reporting person” and together as the “reporting persons.”
(b) The business address of Fred Kayne is:
c/o Fortune Financial 1800 Avenue of the Stars, Suite 310 Los Angeles, California 90067
The business address of Jerry Kayne is:
c/o Fortune Financial 1800 Avenue of the Stars, Suite 310 Los Angeles, California 90067

(c)                                  Fred Kayne is a private investor.  Fred Kayne is also President of Fortune Fashions Industries LLC and Chairman of Big Dog Holdings, Inc.  Fortune Fashions’ principal business is sportswear manufacturing and its address is 4700 Boyle Ave., Vernon, California 90058-3021.  Big Dog Holding’s principal business is the manufacture and retailing of sportswear and related accessories and its address is 121 Gray Avenue, Suite 300, Santa Barbara, California 91301.

The present principal occupation of Jerry Kayne is private investor.
(d) Neither of the reporting persons has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  Neither of the reporting persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:
Fred Kayne – USA
Jerry Kayne - USA

Item 3.	Source and Amount of Funds or Other Consideration
Fred Kayne used personal funds to purchase all Shares held by him personally through private transactions with the Issuer.
Jerry Kayne used personal funds to purchase all Shares held by him personally through private transactions with the Issuer.

Item 4.	Purpose of Transaction
The purpose of Fred Kayne’s acquisition of his Shares was for investment purposes and control of the Issuer.

Other than as described above, Fred Kayne has no current plans, and has not entered into any contracts, arrangements, understandings or relationships, which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, Fred Kayne retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

The purpose of Jerry Kayne’s acquisition of his Shares was for investment purposes.

Other than as described above, Jerry Kayne has no current plans, and has not entered into any contracts, arrangements, understandings or relationships, which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, Jerry Kayne retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer
(a) Fred Kayne beneficially owns 4,603,297 Shares (50.1% of the outstanding Shares), including 100,797 Shares (1.1%) beneficially owned by Jerry Kayne.

(b)                                 Fred Kayne has sole power to vote 4,603,297 Shares, sole power to dispose of 4,502,500 Shares and shared power to dispose of 100,797 Shares.  Fred Kayne shares the power to dispose of 100,797 Shares with Jerry Kayne.

Jerry Kayne has shared power to dispose of 100,797 Shares. Jerry Kayne shares the power to dispose 100,797 Shares with Fred Kayne.

(c) The following transaction in the Issuer’s common stock beneficially owned by Fred Kayne was effected during the past sixty days:

Transaction Date	Type of Security	Amount of Common Stock Acquired	Price Per Common Share	Where/How Transactions Effected

2/11/05	Common Stock	5,000 shares	$4.65	Use of personal funds to pay exercise price of options

(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 5, 2005, Jerry Kayne granted a proxy to vote all of his Shares to Fred Kayne.  Such proxy also provides that Jerry Kayne cannot transfer the Shares covered by it without the consent of Fred Kayne.  By virtue of such proxy, Fred Kayne and Jerry Kayne may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended.  Jerry Kayne is the father of Fred Kayne.  Except for the proxy, the reporting persons have no agreement or other arrangement between them relating to the Issuer or securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Document

99.1	Proxy by and between Jerry Kayne and Fred Kayne dated April 5, 2005.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 5, 2005	/s/ Fred Kayne
Fred Kayne

/s/ Jerry Kayne
Jerry Kayne